                           SCHEDULE 14C INFORMATION

               Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 (Amendment No. )

Check the appropriate box:

[_]  Preliminary Information Statement      [_]  Confidential, for Use of the
                                                 Commission Only (as permitted
                                                 by Rule 14c-5(d)(2))
[X]  Definitive Information Statement

                             Silicon Gaming, Inc.
                 --------------------------------------------
                 (Name of Registrant As Specified In Charter)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing Party:

     (4) Date Filed:



Notes:

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                               October 29, 1999

   Silicon Gaming, Inc. ("Silicon Gaming" or the "Company") is sending this Information Statement to you and each of Silicon Gaming's other stockholders in accordance with the requirements of Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934.

   No vote by the Company's shareholders is required in response to this Information Statement. Proxies are not being solicited. You are not required to take any action.

   At the close of business on October 15, 1999, there were 14,588,571 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding entitled to vote for the election of directors of the Company at a stockholders meeting if one were to be held. Each share of the Common Stock entitles its record holder to one vote.

   This Information Statement is being sent to the stockholders of Silicon Gaming on or about October 20, 1999.

                                 INTRODUCTION

   The Company anticipates that on or about November 12, 1999, the transactions contemplated by the Restructuring Agreement (the "Restructuring") discussed below under "Restructuring Agreement" will be completed and the Board of Directors of the Company will be reconstituted and fixed at 3 directors. Effective as of the closing of the transactions, it is anticipated that Mr. William Hart, Mr. Kevin R. Harvey and Mr. Thomas J. Volpe will resign as directors of the Company and that Mr. Rob Reis and Mr. Stanford Springel will be appointed as new directors to fill the vacancies created by the resignations. Mr. Andrew Pascal, a current director of the Company, will remain a director after the closing. The closing will not occur and the new directors will not begin their term until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders.

   Please read this Information Statement carefully. It describes the terms of the Restructuring Agreement and contains certain biographical and other information about the executive officers and directors of the Company, including those who will be officers and directors following the closing of the Restructuring.

                            RESTRUCTURING AGREEMENT

   The Company anticipates that on or about November 5, 1999, it will enter into a Restructuring Agreement (the "Restructuring Agreement") with the holders (the "Holders") of $47.25 million of the Company's outstanding Senior Discount Notes (the "Notes"). Under the Restructuring Agreement,
$39.75 million of the Notes and any interest accrued but unpaid on those Notes, will be cancelled in exchange for shares of the Company's Series D Convertible Preferred Stock. The Series D Preferred Stock will be convertible into 57% of the outstanding common stock of the Company calculated as of the date of the closing of the Restructuring Agreement and subject to the satisfaction of certain gaming laws and restrictions. The terms of the remaining $7.5 million of outstanding Notes will be modified to reduce the interest rate from 12.5% to 10% per annum (effective July 15, 1999) and to provide for interest to be payable in kind, at the Company's option and subject to certain coverage ratio tests, for up to the first five (5) years following the effective date of the Restructuring, at which time the Notes would mature. Any interest on the remaining $7.5 million of outstanding Notes accrued but unpaid through July 15, 1999, will be canceled.

   The Restructuring Agreement also outlines an additional investment by the Holders of the Notes of up to $5.0 million in the form of senior secured notes (the "New Notes"). The New Notes will bear cash interest at the rate of 10% per annum, and in-kind interest at the rate of 3% per annum, and will mature in 5 years. The New Notes will be issuable in tranches, with the first $2.0 million issued on the closing date of the restructuring. The remaining $3.0 million of New Notes will be issued upon the achievement of certain financial and operating hurdles. As a part of the Restructuring, the Company currently intends to issue to existing shareholders out-of-the-money warrants to purchase an aggregate of 15% of the total outstanding shares of common stock of the Company. The warrants would not be exercisable for the first 12 months and would expire after 4 years.

   As part of the Restructuring, the Company will allocate 38% of its equity as of the closing date of the Restructuring Agreement to be issued as incentive compensation to employees. The Company's current equity holders, including all holders of options, warrants and convertible preferred stock, will own approximately 5% of the outstanding fully-diluted equity of the Company upon the closing of the Restructuring.

                       DIRECTORS AND EXECUTIVE OFFICERS

   Set forth below is information regarding the current directors, including information furnished by them as to principal occupations, certain other directorships held by them, any arrangements pursuant to which they were selected as directors or nominees and their ages as of October 15, 1999.

             Name           Age                   Occupation
             ----           ---                   ----------
                                President and Chief Executive Officer, Silicon
   Andrew S. Pascal........  33 Gaming, Inc.

   William Hart............  58 General Partner, Technology Partners

   Kevin R. Harvey.........  34 General Partner, Benchmark Capital Management

   Thomas J. Volpe.........  63 Sr. Vice President, Financial Operations,
                                 Interpublic Group of Companies

   The following is a brief summary of the background of each director of Silicon Gaming.

   Andrew S. Pascal was elected President and Chief Executive Officer of the Company in February 1999. Previously Mr. Pascal had served as Executive Vice President Marketing and Game Development of the Company since October 1994. He has over 10 years of gaming industry experience with an emphasis in slot marketing, slot merchandising and slot operations. He joined SGI in October 1994 from Mirage Resorts, Incorporated, where he worked from June 1985 to October 1994. Mr. Pascal held the position of Director of Slot Operations and Marketing at The Mirage Hotel and Casino ("The Mirage"). Mr. Pascal also served on The Mirage's eight-member Operating Committee, which set operating policy and established the strategic direction for The Mirage and its employees, from September 1992 to October 1994. Prior to the opening of The Mirage, Mr. Pascal served as the Director of Slot Marketing for the Golden Nugget Casino-Hotel.

   William Hart has served as a director of the Company since May 1994 and will resign as of the date of the closing of the Restructuring Agreement.

   Kevin R. Harvey has served as a director of the Company since August 1995 and will resign as of the date of the closing of the Restructuring Agreement.

   Thomas J. Volpe has served as a director of the Company since March 1997 and will resign as of the date of the closing of the Restructuring Agreement.

    BOARD OF DIRECTORS FOLLOWING THE CLOSING OF THE RESTRUCTURING AGREEMENT

   The following persons will constitute the Company's board of directors following the closing of the Restructuring Agreement:

     Name and Address of
           Designee         Age                         Occupation
     -------------------    ---                         ----------
   Andrew Pascal...........  33 President and Chief Executive Officer, Silicon Gaming, Inc.
   Rob Reis................  45 Independent Consultant
   Stanford Springel.......  52 Chief Executive Officer of Omega Environmental, Inc.

   Rob Reis is expected to be appointed to the board of directors of the Company effective as of the closing of the Restructuring Agreement. He is currently engaged as an independent consultant with the Company for strategic business advice. From 1997 to 1998, he served as a director of the Texas Instruments Innovation Center. In 1987 Mr. Reis founded Savi Technology, Inc., and from 1987 to 1997 served as its President and Chief Executive Officer. In 1983, Mr. Reis founded Finial Technology, Inc. and from 1983 to 1987 served as its President and Chief Executive Officer.

   Stanford Springel is expected to be appointed to the board of directors of the Company effective as of the closing of the Restructuring Agreement. Mr. Springel is a specialist in company turn-arounds. Since 1991, Mr. Springel has acted as an independent consultant serving in a variety of executive roles providing domestic and international turnaround management services to financially distressed companies, including (i) Omega Environmental, Inc., an environmental services company currently in Chapter 11 where, since June 1997, Mr. Springel has served as Chief Executive Officer, (ii) Interlogic Trace, Inc., ("Interlogic"), a nationwide provider of computer maintenance and repair services where, from February 1995 to December 1995, Mr. Springel served as Interim Chief Operating Officer and Interim President, (iii) Riedel Environmental Technologies, Inc. ("Riedel"), an environmental remediation and services company where, from January 1994 to March 1996, Mr. Springel served as Interim Chief Executive Officer and President and, for a period of time, as a member of the board of directors, and (iv) Ter Meulen Post, a Dutch retail catalogue company where, during 1993, Mr. Springel served as Chief Operating Officer. Both Interlogic and Riedel were in Chapter 11 during Mr. Springel's association with those companies. Since December 1995, Mr. Springel has served on the board of directors of Pinebrook Capital.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth as of October 15, 1999 the beneficial ownership of the voting securities of Silicon Gaming by each person known to Silicon Gaming to be the beneficial owner of more than 5% of any class of its voting securities as well as the beneficial ownership of equity securities of Silicon Gaming by each of its directors, its named executive officers and its directors and officers as a group. To Silicon Gaming's knowledge, each person named has the sole voting and investment power with respect to the securities listed as owned by him or it.

                                                           Shares of Common
                                                                Stock
                                                             Beneficially
                                                               Owned(1)
                                                         --------------------
    Five Percent Shareholders, Directors and Executive             Percentage
                         Officers                         Number   Ownership
    --------------------------------------------------   --------- ----------
   DDJ Capital Management, LLC(2)....................... 1,066,460    7.01%
     141 Linden Street, Suite 4
     Wellesley, MA 02482-7910
   FMR Corp.(3).........................................   893,500    6.12
     82 Devonshire Street
     Boston, MA 02109
   William Hart(4)......................................   697,624    4.79
   Andrew S. Pascal.....................................   646,665    4.31
   Kevin R. Harvey(5)...................................   620,181    4.26
   Paul D. Mathews......................................   256,665    1.73
   Betsy B. Sutter......................................   225,200    1.52
   Thomas J. Volpe(6)...................................   148,054    1.05
   All directors and current executive officers as a
    group
    (8 persons)(7)...................................... 2,950,617   18.65

--------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after October 15, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. In general, options granted under the 1994 Stock Option Plan are fully exercisable from the date of grant, subject to the Company's right to repurchase any unvested shares at the original exercise price upon termination of employment. The information set forth in this table does not include among shares beneficially owned or outstanding shares of Common Stock issuable upon conversion of Nonvoting Redeemable Convertible Preferred Stock (the "Nonvoting Preferred"), which is convertible only upon 75 days' prior notice to the Company. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Based on information provided in Schedule 13D as filed 7/26/99 by DDJ Capital Management, LLC ("DDJ"). All of the 1,066,460 shares are held by B III Capital Partners, L.P. ("B III"). DDJ Capital III, LLC, an affiliate of DDJ, is the general partner of, and DDJ is the investment manager for, B III. Includes 625,000 shares issuable upon exercise of currently exercisable warrants.

(3) Based on information provided in Schedule 13G as filed 2/1/99 by FMR Corp.

(4) Includes 591,768 shares held by Technology Partners Fund V, L.P., of which TPW Management V, L.P. ("TPW") is the general partner, and 24,002 shares held by TPW. Mr. Hart is the Managing Partner of TPW. Mr. Hart disclaims beneficial ownership of these shares except to the extent of his proportionate interest therein. Includes 22,499 shares subject to options exercisable within 60 days after October 15, 1999. Excludes 290,118 shares of Common Stock issuable upon conversion of Nonvoting Preferred. Assuming conversion of all outstanding shares of Nonvoting Preferred, Technology Partners Fund V, L.P. would be the beneficial owner of 6.78% of the Company's outstanding Common Stock.

(5) Includes 520,400 shares held by Benchmark Capital Partners, L.P., and 60,600 shares held by Benchmark Founders' Fund, L.P. Mr. Harvey is a member of Benchmark Capital Management LLC ("BCM"), the general partner of each of these entities. Mr. Harvey disclaims beneficial ownership of these shares except to the extent of his proportionate interest therein. Includes 22,499 shares subject to options exercisable within 60 days after October 15, 1999. Excludes 450,987 shares of Common Stock issuable upon conversion of Nonvoting Preferred. Assuming conversion of all outstanding shares of Nonvoting Preferred, BCM would be the beneficial owner of 7.35% of the Company's outstanding Common Stock.

(6) Includes 133,333 shares held by Interpublic Benefit Protection Trust, of which Mr. Volpe is a trustee

(7) Includes 1,277,813 shares issuable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after October 15, 1999. Includes one executive officer who was appointed in February 1999 and one who was appointed in June 1999. Also includes 591,768 shares held by Technology Partners Fund V, L.P. and 24,002 shares held by TPW, of which Mr. Hart, the Managing Partner of TPW, the general partner of Technology Partners Fund V, L.P., disclaims beneficial ownership except to the extent of his proportionate interest therein; 520,400 shares and 60,600 shares beneficially owned by BCM, of which Mr. Harvey, a member of BCM, disclaims beneficial ownership except to the extent of his proportionate interest therein; and 133,333 shares held by Interpublic Benefit Protection Trust, of which Mr. Volpe is a trustee. Excludes 290,118 shares and 450,987 shares, respectively, of Nonvoting Preferred beneficially owned by Technology Partners Fund V, L.P. and BCM. Assuming conversion of all outstanding shares of Nonvoting Preferred, the Company's executive officers and directors as a group would be deemed to be the beneficial owner of 23.32% of the Company's outstanding Common Stock.

                               LEGAL PROCEEDINGS

   There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                         BOARD COMMITTEES AND MEETINGS

   During fiscal year 1998, the Board of Directors held 10 meetings and acted by unanimous written consent on 2 occasions. The Board of Directors has an Audit Committee and a Compensation Committee. During fiscal 1998, the Audit Committee consisted of Messrs. Fell and Volpe through May 26, 1998, and Messrs. Hart and Volpe from May 27, 1998 through the end of the fiscal year. The Audit Committee is primarily responsible for approving the services performed by the Company's independent auditors and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls. The Audit Committee held two meetings during the last fiscal year. The Compensation Committee for the 1998 fiscal year consisted of Messrs. Harvey and Morse through August 18, 1998, and Messrs. Hart and Havey from August 19, 1998 through the end of the fiscal year. The Compensation Committee is primarily responsible for reviewing and approving the Company's general compensation policies and setting compensation levels for the Company's executive officers, and for administering the Company's stock option plans and the Employee Stock Purchase Plan. The Compensation Committee acted by unanimous written consent on three occasions during the last fiscal year.

   The Company has no standing Nominating Committee. Nominations for election of Rob Reis and Stanford Springel were made by a majority of the Board of Directors of the Company. During fiscal year 1998, no director attended fewer than 75% of the meetings of the Board of Directors and Committees of the Board on which such director served.

                            DIRECTORS' COMPENSATION

   Non-employee directors receive no cash compensation for attending meetings of the Board or Board Committees. Non-employee directors are reimbursed for out-of-pocket expenses in connection with attendance at meetings of the Board or Board Committees. Non-employee directors receive automatic option grants under the 1996 Outside Directors Stock Option Plan (the "Directors Plan"). As of the date of this Information Statement, there were 3 non-employee directors eligible to participate in the Directors Plan. Under the Directors Plan, each non-employee Board member who (i) was a non-employee director prior to the effective date of the Company's initial public offering ("Effective Date") or
(ii) first became a non-employee director after the Effective Date received a non- statutory option to purchase 15,000 shares of Common Stock (unless such member was previously an employee of the Company). On the date of each annual shareholders' meeting each individual re-elected as a non-employee director at such meeting is automatically granted a non-statutory option to purchase 5,000 shares of Common Stock. A total of 200,000 shares were initially reserved for issuance under the Directors Plan. The exercise price per share of Common Stock subject to each automatic option grant is equal to one hundred percent (100%) of the fair market value per share on the automatic grant date. The options have a maximum term of 10 years, measured from the grant date, subject to earlier termination upon cessation of service as a director.

   Options granted under the Directors Plan are exercisable according to the vested ratio of shares. The initial automatic grant for 15,000 shares and each subsequent annual 5,000-share automatic grant made to each non-employee Board member vests in a series of 36 equal monthly installments beginning one month after the grant date, provided the Board member continues in Board service through each such vesting date. Notwithstanding the foregoing, options granted under the Directors Plan shall automatically vest upon the occurrence of certain corporate transactions, including certain mergers or changes in control of the Company or the sale of all or substantially all of the Company's assets.

   Pursuant to the 1998 Annual Meeting, Messrs. Piemont, Volpe, Hart, Harvey and Morse each received automatic grants of options to purchase 5,000 shares of Common Stock on May 26, 1998 at an exercise price of $9.375 per share.

                            EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose compensation for the fiscal year ended December 31, 1998 exceeded $100,000 for services rendered in all capacities to the Company during the last three fiscal years (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                   Long-Term
                                                  Compensation
                                                     Awards
                                                     Shares
                                                   Underlying
   Name and Principal    Fiscal                     Options         All Other
        Position          Year  Salary(1)  Bonus    Granted      Compensation(2)
   ------------------    ------ --------- ------- ------------   ---------------
Donald J. Massaro(3)....  1998  $253,108      --        --           $2,126
 Former Chairman of the
  Board, President        1997  $250,000  $37,250    45,000          $1,771
 and Chief Executive
  Officer                 1996  $250,000  $15,000       --              --

David S. Morse(4).......  1998  $ 64,919      --    155,000(5)          --
 Chairman of the Board
  and Acting               --        --       --        --              --
 Chief Executive Officer   --        --       --        --           $1,728

Andrew S. Pascal(6).....  1998  $191,338  $ 2,300   130,000(7)       $  380
 Executive Vice
  President--             1997  $162,500  $35,003    30,000             332
 Marketing and Game
  Development             1996  $135,129  $15,000   100,000             324

Betsy B. Sutter.........  1998  $121,870  $15,000   150,400(8)       $  319
 Vice President--Human
  Resources(9)            1997  $ 82,385      --     25,200          $  198

Paul D. Mathews.........  1998  $125,000  $ 6,375   163,336(10)      $  270
 Vice President--
  Business Development    1997  $110,417      --     40,000          $  262
 and Government Affairs   1996  $ 89,583  $15,000    33,332          $  216

Thomas E. Carlson(11)...  1998  $172,508      --     63,333(7)       $  653
 Former Vice President--  1997  $148,333  $25,157    30,000          $  627
 Chief Financial Officer  1996  $128,115  $15,000    33,333          $  571

Paul Kurth(12)..........  1998  $126,871  $ 3,633   166,668(13)      $3,112
 Former Vice President--
  Operations              1997  $136,667      --     45,000          $3,826
                          1996  $120,000  $15,000       --           $2,160

--------
 (1) Salary includes any compensation deferred under Company's 401(k) plan.

 (2) Represents life insurance premiums paid by the Company for the benefit of the Named Executive Officer.

 (3) Mr. Massaro resigned from the Company in August 1998. Salary includes amounts paid to Mr. Massaro in connection with his separation from the Company.

 (4) Mr. Morse was elected Chairman of the Board in August 1998 and served as Acting Chief Executive Officer from August 1998 to February 1999. He resigned from the Company's Board of Directors in May 1999.

 (5) Represents options to purchase 5,000 shares granted to Mr. Morse in his capacity as a director and options to purchase 75,000 shares granted to him as Acting Chief Executive Officer, which shares were repriced in December 1998.

 (6) Mr. Pascal currently serves as President and Chief Executive Officer of the Company, to which he was elected in February 1999.

 (7) Represents options granted in prior years and repriced in September 1998.

 (8) Represents options to purchase 25,200 shares granted in prior years and repriced in January 1998 and in September 1998; options to purchase 50,000 shares granted in 1998 and repriced in September 1998.

 (9) Ms. Sutter was hired in March, 1997.

(10) Represents options to purchase 40,000 shares granted in prior years and repriced in January 1998 and in September 1998; options to purchase 16,666 shares granted in a prior year and repriced in September 1998; options to purchase 33,335 shares granted in 1998, repriced in September 1998 and subsequently cancelled in October 1998.

(11) Mr. Carlson resigned from the Company in March 1999.

(12) Mr. Kurth resigned from the Company in October 1998.

(13) Represents options to purchase 45,000 shares granted in prior years and repriced in January 1998 and in September 1998; options to purchase 38,334 shares granted in 1998 and repriced in September 1998.

                              STOCK OPTION GRANTS

   The following table sets forth further information regarding individual grants of options for the Company's Common Stock during the year ended December 31, 1998 for each Named Executive Officer. Such grants were made pursuant to the Company's 1994 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. In accordance with the rules of the Securities and Exchange Commission ("SEC"), the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, are dependent on the future performance of the Company's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                Potential
                                                                             Realizable Value
                                                                                at Assumed
                                                                             Annual Rates of
                           Number of      % of Total                           Stock Price
                            Shares         Options                           Appreciation for
                          Underlying      Granted to   Exercise               Option Term(4)
                            Options       Employees     Price     Expiration ----------------
          Name           Granted(1)(2)     in 1998   Per Share(3)    Date       5%      10%
          ----           -------------    ---------- ------------ ---------- -------- -------
Donald J. Massaro.......          0              0         --           --

David S. Morse..........      5,000          .1493      $9.375      5/26/08  $ 27,313  68,058
                             75,000         2.2402      $6.00       8/19/08  $270,240 677,816
                             75,000(5)      2.2402      $1.875      8/19/08  $ 84,450 211,817

Andrew S. Pascal........    100,000(6)      2.9870      $4.00       10/9/06  $182,395 439,644
                             30,000(6)       .8961      $4.00       4/16/07  $ 59,909 144,692

Betsy B. Sutter.........        200(7)       .0060      $9.125     12/10/07  $    999   2,458
                                200(6)       .0060      $4.00      12/10/07  $    438   1,077
                             25,000(7)       .7467      $9.125      3/19/07  $112,557 271,243
                             25,000(6)       .7467      $4.00       3/19/07  $ 49,340 118,901
                             50,000         1.4935      $7.00       7/28/08  $208,550 522,188
                             50,000(8)      1.4935      $4.00       7/28/08  $119,171 298,393

Paul D. Mathews.........     40,000(7)      1.1947      $9.125      4/16/07  $182,223 440,104
                             40,000(6)      1.1947      $4.00       4/16/07  $ 79,878 192,922
                             33,335          .9957      $7.00       7/28/08  $139,040 348,142
                             33,335(8)(9)    .9957      $4.00       7/28/08  $ 79,451 198,939
                             16,666(6)       .4978      $4.00       5/28/06  $ 29,034  68,422

Thomas E. Carlson.......     33,333(6)       .9956      $4.00       5/28/06  $ 58,070 136,849
                             30,000(6)       .8961      $4.00       4/16/07  $ 59,909 144,692

Paul Kurth..............     45,000(7)      1.3441      $9.125      4/16/08  $205,000 495,117
                             45,000(6)      1.3441      $4.00       4/16/07  $ 89,863 217,038
                             38,334         1.145       $7.00       7/28/08  $159,891 400,351
                             38,334(8)      1.145       $4.00       7/28/08  $ 91,366 228,772

--------
(1) Options granted in 1998 were granted under the 1994 Stock Option Plan, the 1996 Outside Director's Stock Option Plan and the 1997 Non-Qualified Stock Option Plan. The Board of Directors has discretion, subject to plan limits, to modify the terms of outstanding options.

(2) With the exception of the options for 5,000 shares that were granted to Mr. Morse under the 1996 Outside Directors' Plan which provides that options become exercisable upon vesting, each option is fully exercisable from the time of grant, subject to the Company's right to repurchase any unvested shares at the original exercise price in the event of the optionee's termination. Shares vest at the rate of 1/4 of the shares after one year and then 1/48 of the total number of shares each month thereafter. Each option expires ten years from the date of grant. Under the 1997 Outside Directors' Plan, shares vest monthly over 36 months.

(3) The per-share exercise price of options granted represents the fair market value of the underlying shares of Common Stock on the dates the respective options were granted as reported on the Nasdaq Stock Market.

(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided pursuant to the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(5) Represents repricing in December 1998 of option granted in 1998.

(6) Represents repricing in September 1998 of options granted prior to 1998.

(7) Represents repricing in January 1998 of options granted prior to 1998.

(8) Represents repricing in September 1998 of options granted in 1998.

(9) Option cancelled in October 1998 by agreement between Mr. Mathews and the Board of Directors.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR-END OPTION VALUES

   The following table sets forth certain information regarding the exercise of options by the named Executive Officers during 1998 and unexercised stock options held by each of the Named Executive Officers as of December 31, 1998:

                           Number of Securities         Value of Unexercised
                          Underlying Unexercised        In-the-Money Options
                       Options at December 31, 1998   at December 31, 1998(1)
                       ---------------------------- ----------------------------
                       Exercisable(2) Unexercisable Exercisable(2) Unexercisable
                       -------------- ------------- -------------- -------------
   Donald J.
    Massaro..........      45,000             0            0              0
   David S. Morse....      90,693         9,307            0              0
   Andrew S. Pascal..     130,000             0            0              0
   Betsy B. Sutter...      75,200             0            0              0
   Paul D. Mathews...      56,666             0            0              0
   Thomas E.
    Carlson..........      63,333             0            0              0
   Paul Kurth........           0             0            0              0

--------
(1) Market value of underlying securities at year end ($1.375) minus the exercise price.

(2) With certain exceptions, all options are fully exercisable, subject to the Company's right to repurchase any unvested shares at the original exercise price in the event of the optionee's termination.

            EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

   In May 1995, the Company entered into an employment agreement with Donald
J. Massaro pursuant to which Mr. Massaro was employed as the Company's President and Chief Executive Officer. The agreement entitled Mr. Massaro to a salary of $20,833.33 per month. Under the agreement, Mr. Massaro agreed to serve on the Board of Directors while serving as Chief Executive Officer and to resign from the Board at such time as his employment was terminated.

   In October 1996, Mr. Massaro was appointed Chairman of the Board of Directors. The agreement also provided for loans to Mr. Massaro from the Company for living expenses. Mr. Massaro resigned from the Company in August 1998. At the time of Mr. Massaro's resignation from the Company in August 1998, $150,000 in principal was outstanding. In connection with Mr. Massaro's departure, the loan and interest thereon was forgiven. Upon Mr. Massaro's resignation from the company in August 1998, Mr. Morse was re-elected Chairman of the Board and Acting Chief Executive Officer. Mr. Morse's compensation was fixed by contract at a rate of $175,000 per year to be paid monthly until a new chief Executive Officer was appointed. In February 1999 the Board appointed Mr. Andrew Pascal President and Chief Executive Officer.

     COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and ten percent beneficial owners to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten percent beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5s were required for such persons, the Company believes that each of its directors, officers and greater than ten percent beneficial owners during the fiscal year ended December 31, 1998 have complied with all filing requirements applicable to such person.